                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __ )

                        Streicher Mobile Fueling, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   862924107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Damarie Cano
                             8567 Coral Way, #138
                             Miami, Florida 33155
                                (305) 228-3020
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 19, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Subject 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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CUSIP NO. 862924107

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Active Investors II, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             693,519
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          693,519
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      693,519
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP NO.862924107
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Active Investors III, Ltd.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      Sec Use Only
 3

------------------------------------------------------------------------------
      Source of Funds
 4
      WC
------------------------------------------------------------------------------
      Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Florida
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY             693,519
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          693,519
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      693,519
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12                                                                  [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      15.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 862924107


------------------------------------------------------------------------------
      Names of Reporting Persons
 1    I.R.S. Identification Nos. of Above Persons (Entities Only).

      Fundamental Management Corporation
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Source of Funds
 4
      N/A
------------------------------------------------------------------------------
      Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Florida
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          Shared Voting Power
   BENEFICIALLY      8

     OWNED BY             1,387,038
                   -----------------------------------------------------------
       EACH               Sole Dispositive Power
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          Shared Dispositive Power
       WITH          10
                          1,387,038
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
11

      1,387,038
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12
                                                                    [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13
      28.5%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      CO
------------------------------------------------------------------------------

Item 1.        Security and Issuer.

          Common Stock, $.01 par value per share (the "Common Stock"), of Streicher Mobile Fueling, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2720 N.W. 55/th/ Court, Fort Lauderdale, Florida 33309.

Item 2.        Identity and Background.

          This Schedule 13D is filed by each of Active Investors II, Ltd., a Florida limited partnership("Active II"), Active Investors III, Ltd., a Florida limited partnership ("Active III"), Fundamental Management Corporation, a Florida corporation ("Fundamental") and C. Rodney O'Connor ("O'Connor," and together with Active II, Active III and Fundamental, the "Reporting Persons"). The principal business address for each of Active II, Active III and Fundamental is 8567 Coral Way, #138, Miami, Florida 33155. Mr. O'Connor residence address is 262 Cordova Road, West Palm Beach, Florida 33401. Active II and Active III are private investment funds. Fundamental is the sole general partner of Active II and Active III, which is its principal business. Mr. O'Connor's principal occupation is financial services and the name and principal business address where he is employed is Cameron Associates, 640 Fifth Avenue, Suite 1500, New York, New York 10019. Mr. O'Connor is a citizen of the United States.

          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

          On January 31, 2001, each of Active II and Active III purchased 425,000 shares of Common Stock for $637,500, respectively. The purchases of Common Stock were made pursuant to subscription agreements with the Issuer dated January 31, 2001 (the "Subscription Agreements"). Each of Active II and Active III used working capital to fund their respective purchases of Common Stock.

          On April 19, 2001, each of Active II and Active III made loans to the Issuer in the amounts of $362,500, respectively. In consideration for the loans, the Issuer issued Convertible Subordinated Promissory Notes (the "Convertible Notes") to each of Active II and Active III for the principal amount of the loans. Each of the Convertible Notes is convertible at any time, at the option of Active II or Active III, respectively, into shares of Common Stock at the conversion price of $1.35 per share. Each of Active II and Active III used working capital to acquire the Convertible Notes.

          Fundamental is the general partner of Active II and Active III.

          In November and December 1997, Mr. O'Connor purchased 100,000 shares of Common Stock for $3.96 per share. On July 7, 2000, Mr. O'Connor acquired a convertible promissory note of the Issuer in the principal amount of $200,000, which note is convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock at the conversion price of $1.35 per share. On January 31, 2001, Mr. O'Connor converted $200,000 of the principal amount of a convertible promissory note of the Issuer into 133,333 shares of Common Stock. The conversion price was $1.50 per share. On February 28, 2001, Mr. O'Connor purchased 6,666 shares of Common Stock for $1.50 per share. On April 19, 2001, Mr. O'Connor acquired a convertible promissory note of the Issuer in the principal amount of $91,800, which note is convertible at any time, at the option of Mr. O'Connor, into shares of Common Stock at the conversion price of $1.35 per share. Mr. O'Connor used personal funds to purchase all of his shares of Common Stock.

Item 4.   Purpose of Transaction.

          Active II, Active III acquired the Common Stock and the Convertible Notes for investment purposes. Mr. O'Connor acquired the Common Stock and the convertible promissory notes issued to him for investment purposes.

          In the ordinary course of their businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investments in the Common Stock, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer (through conversion of the Convertible Notes or otherwise) or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5.        Interest in Securities of the Issuer.

          Active II is the beneficial owner of 693,519 shares of Common Stock, which constitutes 15.1% of the outstanding Common Stock of the Issuer, considering as currently outstanding the 268,519 shares of Common Stock issuable to Active II upon conversion of the Convertible Note issued to Active II. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 693,519 shares of Common Stock.

          Active III is the beneficial owner of 693,519 shares of Common Stock, which constitutes 15.1% of the outstanding Common Stock of the Issuer, considering as currently outstanding the 268,519 shares of Common Stock issuable to Active III upon conversion of the Convertible Note issued to Active III. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 693,519 shares of Common Stock.

          Fundamental, in its capacity as the general partner of Active II and Active III, is the beneficial owner of 1,387,038 shares of Common Stock, which constitutes 28.5% of the outstanding Common Stock of the Issuer, considering as currently outstanding the 537,038 shares of Common Stock issuable to Active II and to Active III upon conversion of the Convertible Notes issued to Active II and to Active III. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,387,038 shares of Common Stock.

          Mr. O'Connor is the beneficial owner of 456,147 shares of Common Stock, which constitute 10.1% of the outstanding Common Stock of the Issuer, considering as currently outstanding 216,148 shares of Common Stock issuable to Mr. O'Connor upon conversion of promissory notes issued to Mr. O'Connor. Mr. O'Connor has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 456,147 shares of Common Stock.

          Except as described in Item 3 above, none of the Reporting Persons has had any transactions in the Common Stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Persons have orally agreed to vote in the same manner with respect to the adoption of one or more of the alternatives described in
Item 4. However, there is no assurance that the Reporting Persons will adopt any such alternatives. Except as described in this Item 6, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

           1.  Joint Filing Statement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2001

                                       ACTIVE INVESTORS II, LTD.

                                       By: Fundamental Management Corporation,
                                             its General Partner

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       ACTIVE INVESTORS III, LTD.

                                       By: Fundamental Management Corporation,
                                             its General Partner

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       FUNDAMENTAL MANAGEMENT CORPORATION

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       /s/ C. Rodney O'Connor
                                       -----------------------------------------
                                       C. Rodney O'Connor

                                    Exhibit

                            Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 22nd day of May, 2001.

                                       ACTIVE INVESTORS II, LTD.

                                       By: Fundamental Management Corporation,
                                             its General Partner

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       ACTIVE INVESTORS III, LTD.

                                       By: Fundamental Management Corporation,
                                             its General Partner

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       FUNDAMENTAL MANAGEMENT CORPORATION

                                       By: /s/ Damarie Cano
                                           -------------------------------------
                                           Damarie Cano, Secretary and Treasurer


                                       /s/ C. Rodney O'Connor
                                       -----------------------------------------
                                       C. Rodney O'Connor